UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER: 2-98395-NY
CUSIP NUMBER: 553741109

(Check one):  [  ]  Form  10-K  [  ]  Form   20-F  [  ]  Form 11-K  [X]  Form 10-Q  [  ]  Form N-SAR  [  ]  Form N-CSR

For Period Ended: March 31, 2006
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Items to which the notification relates

PART I — REGISTRANT INFORMATION

MSO HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable
2333 Waukegan Road, Suite 175
Address of Principal Executive Office (Street and Number)
Bannockburn, IL 60015
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated
	|		without unreasonable effort or expense;
|X|	|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K,
	|		or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
	|		following the prescribed due date; or the subject quarterly report or transition report on Form
	|		10-Q, or portion thereof, will be filed on or before the fifth calendar day following the
	|		prescribed due date; and
	|	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if
	|		applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 cannot be filed with the Securities and Exchange Commission at this time without unreasonable effort or expense due to complex accounting issues that have prevented the Company’s independent registered public accounting firm from completing its review of the Company’s financial statements. The Company anticipates filing such Quarterly Report on Form 10-QSB on or before May 22, 2006.

(Attach extra Sheets if Needed)

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PART IV — OTHER INFORMATION

        (1)     Name and telephone number of person to contact in regard to this notification.

Tom Mason	(847) 374-5337
(Name)	(Area Code)(Telephone Number)

        (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X| Yes or [  ] No

        (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes or |X| No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MSO HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 05-15-2006	By /s/ Steven Straus
Steven Straus, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.